PART II.  OTHER INFORMATION:


Item 5.  Other Information

     On April 30, 1996 the Company entered into an agreement and plan of merger with Uniroyal Chemical Corporation ("Uniroyal"), a $1.1 billion manufacturer of chemicals and polymers including rubber chemicals, crop protection chemicals and chemicals and additives for the plastics and lubricants industries. Under the terms of the agreement and subject to the conditions contained therein, among other things, each share of Uniroyal common stock will be exchanged for common stock of the Company valued at $15 based on the average price of the Company's stock over a period of twenty trading days ending with the third trading day preceding the date of the mailing of proxy materials. However, the Company will issue no more than 1.1111 shares, nor less than .9091 shares, for each share of Uniroyal common stock. Each share of Uniroyal's Series A Cumulative Redeemable Preferred Stock and Series B Preferred Stock issued and outstanding immediately prior to the consummation of the merger will be converted into and represent a number of shares of the Company's common stock equal to the exchange ratio multiplied by 6.667.

     The merger agreement provides that Uniroyal would be required to pay the Company a termination fee of $50 million if the merger agreement is terminated (i) under certain circumstances following receipt of a proposal for a competing transaction and a competing transaction is consummated within one year following such termination or
     (ii) after Uniroyal's determination to terminate the merger agreement to pursue a competing transaction that would be more favorable to Uniroyal stockholders than the proposed merger with the Company.

     The merger is subject to the satisfaction or waiver of various conditions, including approval by the stockholders of both Uniroyal and the Company, Hart-Scott-Rodino and other regulatory approvals and availability of tax-free status and pooling of interests accounting treatment. The anticipated closing date of the merger is during the Company's third calendar quarter.






Item 6.  Exhibits and Reports on Form 8-K

    (a) Exhibits

           Number               Description

           (2)*          Agreement and Plan of Merger
                         (The Registrant agrees to
                          supplementally furnish the
                          commission upon request a copy
                          of any omitted exhibit or
                          schedule.)

           (11)          Statement Re Computation of Per Share
                         Earnings

           (27)*         Financial Data Schedule

    (b) No reports on Form 8-K were filed during the quarter for which this report is filed.


     * Copies of these Exhibits are annexed to this report on Form 10-Q provided to the Securities and Exchange Commission and the New York Stock Exchange.



























                             -14-